1: UNITED STATES
2: SECURITIES AND EXCHANGE COMMISSION
3: Washington, D.C. 20549
4: SCHEDULE 13G/A
5: Under the Securities Exchange Act of 1934
6: (Amendment No. 2)*
7: IZEA Worldwide, Inc.
8: (Name of Issuer),
9: Common Stock, par value $0.0001 per share
10: (Title of Class of Securities)
11: 46604H105
12: (CUSIP Number)
13: Dominic Williams, 3 More London, London,
United Kingdom, SE1 2AQ, +44 20 7397 5277
14: (Name, Address and Telephone Number of Person
15: Authorized to Receive Notices and Communications)
16: May 14, 2024
17: (Date of Event which Requires Filing of this Statement)
18: Check the appropriate box to designate the rule
pursuant to which this Schedule is filed:
19: 1  Rule 13d.1(b)
20: ?  Rule 13d.1(c)
21: ?  Rule 13d.1(d)
22: * The remainder of this cover page shall be filled out
for a reporting person's initial filing on this form with
23: respect to the subject class of securities, and for any
subsequent amendment containing information which
24: would alter disclosures provided in a prior cover page.
25: The information required on the remainder of this cover
page shall not be deemed to be .filed. for the purpose of
26: Section 18 of the Securities Exchange Act of 1934 (.Act.)
 or otherwise subject to the liabilities of that section
27: of the Act but shall be subject to all other provisions
28: of the Act (however, see the Notes).
29:
30:
31:
32:
33: CUSIP No. 46604H105
34:
35: 13G
36:
37: Page 2 of 3 Pages
38:
39:
40:
41:
42:
43:
44:
45:
46:
47:
48:
49: 1.
50:
51: NAMES OF REPORTING PERSONS
52: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
53:  G10 Capital Limited
54:
55:
56:
57: 2.
58:
59: CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
60: (see instructions)
61: (a)    ?
62: (b)    ?
63:
64:
65: 3.
66:
67: SEC USE ONLY
68:
69:
70:
71: 4.
72:
73: CITIZENSHIP OR PLACE OF ORGANIZATION
74:  United Kingdom
75:
76:
77:
78:
79:
80:
81:
82:
83:
84: NUMBER OF
85: SHARES
86: BENEFICIALLY
87: OWNED BY
88: EACH
89: REPORTING
90: PERSON WITH
91:
92: 5.
93:
94: SOLE VOTING POWER
95:
96: 00,000
97:
98:
99: 6.
100:
101: SHARED VOTING POWER
102:
103: 00,000
104:
105:
106: 7.
107:
108: SOLE DISPOSITIVE POWER
109:
110: 00,000
111:
112:
113: 8.
114:
115: SHARED DISPOSITIVE POWER
116:
117: 00,000
118:
119:
120:
121:
122:
123:
124: 9.
125:
126: AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
127:
128: 00,000
129:
130:
131: 10.
132:
133: CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
134: (see instructions)    ?
135:
136:
137:
138: 11.
139:
140: PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
141:
142: 0.00%
143:
144:
145: 12.
146:
147: TYPE OF REPORTING PERSON (see instructions)
148:  IA
149:
150:
151:
152:
153:
154:
155:
156:
157:
158:
159:
160:
161:
162: CUSIP No. 46604H105
163:
164: 13G
165:
166: Page 3 of 3 Pages
167:
168:
169:
170:
171:
172: Item 1.
173:
174: (a)
175: Name of Issuer
176: IZEA Worldwide, Inc
177:
178:
179:
180:
181:
182: (b)
183: Address of Issuer?s Principal Executive Offices
184: 1317 Edgewater Drive, Suite #1880, Orlando, FL 32804
185:
186:
187:
188:
189: Item 2.
190:
191: (a)
192: Name of Person Filing
193: G10 Capital Limited
194:
195:
196:
197:
198:
199: (b)
200: Address of the Principal Office or, if none, residence
201: 3 More London, London, United Kingdom, SE1 2AQ
202:
203:
204:
205:
206:
207: (c)
208: Citizenship
209: United Kingdom
210:
211:
212:
213:
214:
215: (d)
216: Title of Class of Securities
217: Common Stock, par $0.0001
218:
219:
220:
221:
222:
223: (e)
224: CUSIP Number
225: 46604H105
226:
227:
228:
229:
230: Item 3.  If this statement is filed pursuant to 240.13d.1(b)
231: or 240.13d.2(b) or (c), check whether the person filing is a:
232:
233: (a)
234: ?
235: Broker or dealer registered under section 15 of the Act
236: (15 U.S.C. 78o).
237:
238:
239:
240:
241: (b)
242: ?
243: Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
244:
245:
246:
247:
248:
249: (c)
250: ?
251: Insurance company as defined in section 3(a)(19) of the
252: Act (15 U.S.C. 78c).
253:
254:
255:
256:
257: (d)
258: ?
259: Investment company registered under section 8 of the
260: Investment Company Act of 1940 (15 U.S.C. 80a.8).
261:
262:
263:
264:
265: (e)
266: 1
267: An investment adviser in accordance with 240.13d.1(b)(1)(ii)(E);
268:
269:
270:
271:
272:
273: (f)
274: ?
275: An employee benefit plan or endowment fund in accordance
276: with 240.13d.1(b)(1)(ii)(F);
277:
278:
279:
280:
281: (g)
282: ?
283: A parent holding company or control person in accordance
284: with 240.13d.1(b)(1)(ii)(G);
285:
286:
287:
288:
289: (h)
290: ?
291: A savings associations as defined in Section 3(b) of the
292: Federal Deposit Insurance Act (12 U.S.C. 1813);
293:
294:
295:
296:
297: (i)
298: ?
299: A church plan that is excluded from the definition of an
300: investment company under section 3(c)(14) of the Investment
301: Company Act of 1940 (15 U.S.C. 80a.3);
302:
303:
304:
305:
306: (j)
307: ?
308: Group, in accordance with 240.13d.1(b)(1)(ii)(J).
309:
310:
311:
312:
313: Item 4.  Ownership.
314: This Schedule 13G reports the disposal of all Common Stock
315: previously reported by G10 Capital Limited on 4 October 2023.
316:
317:
318:
319:
320:
321:
322: (a)
323:
324: Amount beneficially owned:  0 shares of common stock
325:
326:
327:
328:
329:
330:
331: (b)
332:
333: Percent of class:  0.00% . The percentage used herein and
334: in the rest of this Schedule 13G are calculated based upon
335: 16,339,860 shares of Common Stock.
336:
337:
338:
339:
340:
341: (c)
342:
343: Number of shares as to which the person has:  0
344:
345:
346:
347:
348:
349:
350:
351:
352: (i)
353: Sole power to vote or to direct the vote:  0
354:
355:
356:
357:
358:
359:
360:
361:
362: (ii)
363: Shared power to vote or to direct the vote:  0
364:
365:
366:
367:
368:
369:
370:
371:
372: (iii)
373: Sole power to dispose or to direct the disposition of:  0
374:
375:
376:
377:
378:
379:
380:
381:
382: (iv)
383: Shared power to dispose or to direct the disposition of:  0
384:
385:
386:
387:
388:
389: Instruction. For computations regarding securities which represent a
390: right to acquire an underlying security see 240.13d.3(d)(1).
391: Item 5.  Ownership of Five Percent or Less of a Class.
392: If this statement is being filed to report the fact that as of the date 393: hereof the reporting person has ceased to be the beneficial owner of
more than five percent of the class of securities, check the following     X .
394: Instruction. Dissolution of a group requires a response to this item. 395: Item 6. Ownership of More than Five Percent on Behalf of Another Person.
396:     Buttermere Deep Value Master Fund Limited
397: Item 7.  Identification and Classification of the Subsidiary Which
398: Acquired theSecurity Being Reported on By the Parent Holding Company.
399:
400: Item 8.  Identification and Classification of Members of the Group.
401:
402: Item 9.  Notice of Dissolution of Group.
403:
404: Item 10.  Certification.
405:
406:
407:
408:
409:
410: (a)
411:
412: The following certification shall be included if the statement is 413: filed pursuant to 240.13d.1(b):
414:
415:
416:
417:
418:
419:
420:
421: By signing below I certify that, to the best of my knowledge and belief, 422: the securities referred to above were acquired and are held in the 423: ordinary course of business and were not acquired and are not held for 424: the purpose of or with the effect of changing or influencing the control 425: of the issuer of the securities and were not acquired and are not held 426: in connection with or as a participant in any transaction having that 427: purpose or effect.
428:
429:
430:
431:
432: (b)
433:
434: The following certification shall be included if the statement is 435: filed pursuant to 240.13d.1(c):
436:
437:
438:
439:
440:
441:
442:
443: By signing below I certify that, to the best of my knowledge and belief, 444: the securities referred to above were notacquired and are not held for 445: the purpose of or with the effect of changing or influencing the control 446: of the issuer of the securities and were not acquired and are not held 447: in connection with or as a participant in any transaction having that 448: purpose or effect.
449:
450:
451:
452:
453:
454:
455:
456:
457:
458:
459: CUSIP No. 46604H105
460:
461: 13G
462:
463: Page 3 of 3 Pages
464:
465:
466:
467:
468: After reasonable inquiry and to the best of my knowledge and belief, I 469: certify that the information set forth in this statement is true, 470: complete and correct.
471:
472: June 3, 2024
473: Date
474:
475: / Rachel Aldridge /
476: Signature
477:
478: Name: Rachel Aldridge
479: Title: Managing Director
480:
481: